                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  -------------
                                    FORM 11-K
                                  -------------



(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of
    1934

                   For the fiscal year ended December 31, 1999
                                             -----------------

                                       OR

[ ] Transition report pursuant to Section 15(d) of the Securities exchange Act of 1934

                    For the transition period from ___ to ___

                         Commission file number 0-13585
                                                -------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      EMPLOYEES' SAVINGS AND PROFIT-SHARING
                        PLAN OF NATIONAL CITY BANCSHARES
                 ---------------------------------------------

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                            INTEGRA BANK CORPORATION
                 ---------------------------------------------
                    (formerly National City Bancshares, Inc.)


                   227 MAIN STREET, EVANSVILLE, INDIANA 47705
                 ---------------------------------------------

                              REQUIRED INFORMATION

A. Financial Statements and Schedules:

     Independent Auditors' Report

     Statements of Net Assets Available for Benefits as of December 31, 1999 and 1998

     Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1999

     Notes to Financial Statements

     Schedule I: Form 5500, Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes At End of Year

     Schedule II: Form 5500, Schedule H, Line 4j - Schedule of Reportable Transactions

B. Exhibits

     23 - Consent of Gaither Rutherford & Co., LLP

INDEPENDENT AUDITORS' REPORT



Employees' Savings and Profit-Sharing
  Plan of National City Bancshares, Inc.
Evansville, Indiana

We have audited the accompanying statements of net assets available for benefits of the Employees' Savings and Profit-Sharing Plan of National City Bancshares, Inc. (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998 and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GAITHER RUTHERFORD & CO., LLP



Evansville, Indiana

June 28, 2000

                  EMPLOYEES' SAVINGS AND PROFIT-SHARING PLAN OF
                         NATIONAL CITY BANCSHARES, INC.

                 Statements of Net Assets Available for Benefits

                           December 31, 1999 and 1998


                                                      1999           1998
                                                  -----------   -----------

Assets
Investments, at fair value
    Vanguard 500 Index Fund                       $ 8,326,209   $ 4,089,895
    Forum Investors Bond Fund                       2,630,280     4,042,816
    Acorn Fund                                      1,526,021       973,928
    T. Rowe Price International Stock Fund            429,274        70,858
    Baron Asset Fund                                       --       505,157
    Forum Investors Growth Fund                            --        79,460
    Janus Investment Fund                                  --        10,346
    National City Bancshares, Inc. common stock     1,888,068       295,407
    Forum Daily Assets Cash Fund                      137,737     4,419,079
                                                  -----------   -----------

    Total investments                              14,937,589    14,486,946
                                                  -----------   -----------

Receivables
    Employer contributions                            555,426       639,547
    Employee contributions                             26,763         8,138
    Accrued Interest and dividends                     32,932        22,021
    Other                                                 625         3,529
                                                  -----------   -----------

    Total receivables                                 615,746       673,235
                                                  -----------   -----------

    Total assets                                   15,553,335    15,160,181
                                                  -----------   -----------

Liabilities
    Accounts payable                                      399            --
    Refund of employee contributions                      650         1,564
                                                  -----------   -----------

    Total liabilities                                   1,049         1,564
                                                  -----------   -----------

Net assets available for benefits                 $15,552,286   $15,158,617
                                                  ===========   ===========





See accompanying notes to financial statements.

                  EMPLOYEES' SAVINGS AND PROFIT-SHARING PLAN OF
                         NATIONAL CITY BANCSHARES, INC.

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 1999


                                                                  1999
                                                              -----------
Additions to net assets attributed to
Investment income
    Interest and dividends                                    $   415,395
    Net realized and unrealized appreciation in
      fair value of investments                                 1,188,881
                                                              -----------

                                                                1,604,276
                                                              -----------
Contributions
    Employer                                                      555,303
    Employee                                                      775,015
    Rollovers                                                   1,160,993
                                                              -----------

                                                                2,491,311
                                                              -----------

    Total additions                                             4,095,587
                                                              -----------

Deduction from net assets attributed to
    Benefits paid to participants                               3,639,238
    Administrative fees                                            62,680
                                                              -----------

    Total deductions                                            3,701,918
                                                              -----------

    Net increase                                                  393,669
Net assets available for benefits:
    Beginning of year                                          15,158,617
                                                              -----------

    End of year                                               $15,552,286
                                                              ===========





See accompanying notes to financial statements.

                  EMPLOYEES' SAVINGS AND PROFIT-SHARING PLAN OF
                         NATIONAL CITY BANCSHARES, INC.

                          Notes to Financial Statements

                           December 31, 1999 and 1998

(1)    Description of the Plan

       The following description of the Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

       A. General

       All employees of National City Bancshares, Inc. (the sponsor) and its subsidiaries are eligible to participate in the Plan. The Plan is a defined contribution plan covering virtually all employees who have one year of service. A participant shall enter the Plan on the January 1 or July 1 following attainment of the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       B. Contributions

       The Plan provides for four kinds of contributions: elective deferrals, voluntary contributions, qualified nonelective contributions and rollover contributions. Elective deferral contributions may be made by employees on a pre-tax basis up to 10% of total Plan compensation, not to exceed the maximum allowed by the IRS. Voluntary contributions may be made by employees on an after-tax basis up to 10% of total Plan compensation. A discretionary qualified nonelective contribution may be made by the employer. The Plan does not require the employer to make a qualified nonelective contribution. Rollover contributions may be made by employees who previously participated in a tax-qualified retirement plan maintained by another employer provided it satisfies all applicable requirements of the Internal Revenue Code and any other requirements that the Plan Administrator may establish.

       C. Vesting

       Participants are fully vested in their employee and employer contributions and earnings.

       D. Investment Options

       Prior to 1999 the Plan was nonparticipant-directed. Effective January 1, 1999, the Plan was amended to allow for participants to direct the investment of their accounts in company stock and investment funds offered by the trustee. Participants may change their investment options generally once each Plan year. Participants may designate their contributions and any employer contributions allocated to them to be invested in National City Bancshares, Inc. common stock and any of the following investment options:

              Forum Investors Bond Fund

              The Fund invests primarily in investment grade debt securities, U.S. Government Securities and mortgage-backed and asset-backed securities rated in the two highest rating categories by NRSRO. The Fund may invest up to 50% of its total assets in mortgage-backed securities and up to 15% of its total assets in asset-backed securities. The Fund invests in securities with varying maturities ranging from overnight to 30 years.

                  EMPLOYEES' SAVINGS AND PROFIT-SHARING PLAN OF
                         NATIONAL CITY BANCSHARES, INC.

                    Notes to Financial Statements, Continued

              Generally, the average weighted maturity of the Fund's portfolio securities is between 5 and 20 years.

              Acorn Fund

              Acorn Fund is a diversified mutual fund that invests primarily in the stocks of small-and-medium-size companies. The Fund generally invests in the stocks of companies around the globe with capitalizations of less than $1 billion with the intention of holding them as they grow and selling them when they become large.

              Vanguard 500 Index Fund

              The Fund seeks to match the performance of a benchmark index that measures the investment return of large-capitalization stocks. The Fund employs a passive management strategy designed to track performance of the Standard & Poor's 500 Composite Stock Price Index, which is dominated by the stocks of large U.S. companies. The Fund invests in the stocks that comprise the Index.

              T. Rowe Price International Stock Fund

              The Fund's objective is long-term growth of capital through investments primarily in the common stocks of established, non-U.S. companies. The Fund intends to invest substantially all of the Fund's assets outside the U.S. and to diversify broadly among developed and emerging countries throughout the world. Stock selection reflects a growth style. The Fund may purchase the stocks of companies of any size, but its focus will typically be on large and to a lesser extent, medium-sized companies.

       E. Participant Accounts

       Four separate accounts are maintained, as required, with respect to each participant under the Plan. These accounts are an elective deferral account, voluntary contribution account, qualified nonelective contribution account and a rollover contribution account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's accounts. The value of these accounts is adjusted annually for (a) contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. If a qualified nonelective contribution is made, it will be allocated in one of two ways. If it is made to assist the Plan to comply with nondiscrimination rules applicable to elective deferrals, it will be allocated only to non-highly compensated participants. If it is not made to assist the Plan to comply with these rules, it will be allocated to all participants who have been credited with at least 1,000 hours of service during the Plan year.

       F. Payment of Benefits

       Upon termination of service, a participant may elect to receive the vested value of his or her accounts in a lump sum distribution with certain limitations, a qualified joint and survivor annuity or an annuity payable over the life of a participant. A participant may withdraw all or a portion of the value of his or her voluntary account prior to termination of employment.

                  EMPLOYEES' SAVINGS AND PROFIT-SHARING PLAN OF
                         NATIONAL CITY BANCSHARES, INC.

                    Notes to Financial Statements, continued

(2)    Summary of Significant Accounting Policies

       A. Method of Accounting

       The financial statements of the Employees' Savings and Profit-Sharing Plan of National City Bancshares, Inc. are prepared under the accrual method of accounting.

       B. Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from those estimates. Estimates susceptible to change in the near term include estimates of investment valuation.

       C. Investment Valuation and Income Recognition

       Investments of the Plan are stated at aggregate fair value as determined by quoted market prices as of the last business day of the Plan year. In accordance with the policy of stating investments at fair value, the change in net unrealized appreciation or depreciation for the year is reflected in the statement of changes in net assets available for benefits. Purchases and sales of securities are recorded on a trade date basis.

       D. Reclassifications

       Certain prior year amounts have been reclassified to conform to current year presentation.

(3)    Investments

       During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,188,881, as follows:

                   Mutual funds        $ 1,408,450
                   Common stock           (219,569)
                                       -----------

                                       $ 1,188,881
                                       ===========

(4)    Party-In-Interest Transactions

       Parties-in-interest are defined under DOL regulations as any fiduciary of the plan, any party rendering service to the Plan, the employers, and certain others. The National City Bank Trust Department acts as Trustee for the Plan, and Trustee fees are paid by the Plan. Party-in-interest transactions during the year ended December 31, 1999, included employer contributions and the holding of the Plan's cash and investments by the National City Bank Trust Department. Trustee fees of $46,176 paid to the National City Bank Trust Department and accounting fees of $16,504 paid to Harding Shymanski and Company P.C.
       (accountants for the Plan) were paid by the Plan.

                  EMPLOYEES' SAVINGS AND PROFIT-SHARING PLAN OF
                         NATIONAL CITY BANCSHARES, INC.

                    Notes to Financial Statements, continued


       The Plan held the following party-in-interest investment (at market value) at December 31:

                                                        1999           1998
                                                     -----------   -----------

       National City Bancshares, Inc. common stock    1,888,068      295,407

(5)    Plan Termination

       Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations.

(6)    Tax Status

       The Internal Revenue Service has determined and informed the Company by letter dated March 29, 1999, that the Plan and related trust, as then designed, were in compliance with applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan sponsor believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

(7)    Terminated Participants

       Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan. Vested amounts allocated to these participants were $516,240 at December 31, 1999.

(8)    Subsequent Event

       The Plan sponsor has advised Plan participants the Plan will be amended and restated effective July 1, 2000, subject to formal adoption, to provide for employer matching contributions of 100 percent of the first 3 percent and 50 percent of the next 2 percent of participant elective deferrals.

                  EMPLOYEES' SAVINGS AND PROFIT-SHARING PLAN OF       Schedule I
                         NATIONAL CITY BANCSHARES, INC.

            Form 5500, Schedule H, Line 4i - Schedule of Assets Held
                     for Investment Purposes at End of Year

                                December 31, 1999

Name of Plan Sponsor:                 Integra Bank Corporation
                                      (formerly National City Bancshares, Inc.)
Employer Identification Number:       35-1632155
Three Digit Plan Number:              002

                                                                 (c)
                                                      Description of Investment
                                                     Including Number of Shares,
                          (b)                            Rate of Interest and               (d)                     (e)
                  Name of Issuer and                        Maturity Dates                Cost of             Current Value of
      (a)      Description of Investment                                                 Investment              Investment
------------------------------------------------    -----------------------------     -----------------     -------------------
    Mutual Funds
        Vanguard 500 Index                                             61,525            $ 7,041,485            $ 8,326,209
        Forum Investors Bond Fund                                     272,286              2,856,569              2,630,280
        Acorn Fund                                                     82,354              1,397,479              1,526,021
        T. Rowe Price International Stock Fund                         22,558                356,495                429,274
                                                                                         -----------            -----------

                                                                                          11,652,028             12,911,784
                                                                                         -----------            -----------

    Common Stock
*       National City Bancshares, Inc.                                 75,147              2,091,252              1,888,068
                                                                                         -----------            -----------

    Short-Term Investment Fund
        Forum Daily Asset Fund                         Interest Rate-Variable                137,737                137,737
                                                                                         -----------            -----------

    Total Investments                                                                    $13,881,017            $14,937,589
                                                                                         ===========            ===========

    *Denotes party-in-interest investment

                  EMPLOYEES' SAVINGS AND PROFIT-SHARING PLAN OF      Schedule II
                         NATIONAL CITY BANCSHARES, INC.


      Form 5500, Schedule H, Line 4j - Schedule of Reportable Transactions

                          Year Ended December 31, 1999

Name of Plan Sponsor:                  Integra Bank Corporation
                                       (formerly National City Bancshares, Inc.)
Employer Identification Number:        35-1632155
Three Digit Plan Number:               002

(A) Single Transaction in Excess of 5% of the Current Value of Plan Assets at the Beginning of the Plan Year: NONE

(B) Series of Non-Security Transactions With the Same party, Aggregating over 5% of Current Value of the Plan Assets at the Beginning of the Year: NONE

(C) Series of Transactions with Respect to Securities of the Same Issuer, Aggregating over 5% of the Current Value of Plan Assets at the Beginning of the Plan Year: NONE

(D) Securities Transactions within the Plan Year with or in Conjunction with a Person in an Amount in Excess of 5% of the Current Value of Plan Assets at the Beginning of the Plan year: NONE

                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                     Employees' Savings and Profit-Sharing
                     Plan of National City Bancshares, Inc.
               By: Integra Bank Corporation, as Plan Administrator
                   (formerly National City Bancshares, Inc.)



June 28, 2000      /s/ Nancy G. Epperson
        Date       ----------------------------------------------
                       Nancy G. Epperson
                       Director of Human Resources